Ecopetrol S.A. announces partial redemption of U.S.$250 million of its Notes due 2026

Ecopetrol S.A. (BVC: ECOPETROL; NYSE: EC) announces that, as part of its comprehensive debt management strategy, it will redeem U.S.$250 million of its 5.375% Notes due 2026 (the “Notes”) (CUSIP: 279158 AL3 / ISIN: US279158AL39). The outstanding balance of the Notes is U.S.$1.5 billion as of the date hereof.

The redemption date of the bonds will take place on September 5, 2024 (the “Redemption Date”) at a redemption price equal to, approximately, U.S.$1,014.95 per U.S.$1,000.00 principal amount outstanding (approximately U.S.$253,737,148.23 for U.S.$250,000,000.00 aggregate principal amount of the Notes outstanding), plus accrued and unpaid interest to the Redemption Date equal to U.S.$10.30 per U.S.$1,000 principal amount outstanding (approximately U.S.$2,575,520.83 for U.S.$250,000,000.00 aggregate principal amount of the Notes outstanding), amounting to, approximately, U.S.$1,025.25 per U.S.$1,000 principal amount outstanding (approximately U.S.$256,312,669.06 for U.S.$250,000,000.00 aggregate principal amount of the Notes outstanding), to be finally calculated three business days prior to the Redemption Date.

The redemption is in line with the objectives of the financial plan and confirms Ecopetrol S.A.'s commitment to proactively manage the refinancing of maturities in 2026.

For more information, please refer to the Securities and Exchange Commission's official Securities and Exchange Commission press release at the following link: Ecopetrol - Notice of Redemption to Holders - 2026 Notes.pdf.

Bogota D.C., August 6, 2024

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Ecopetrol is the largest company in Colombia and one of the main integrated energy companies in the American continent, with more than 19,000 employees. In Colombia, it is responsible for more than 60% of the hydrocarbon production of most transportation, logistics, and hydrocarbon refining systems, and it holds leading positions in the petrochemicals and gas distribution segments. With the acquisition of 51.4% of ISA’s shares, the company participates in energy transmission, the management of real-time systems (XM), and the Barranquilla - Cartagena coastal highway concession. At the international level, Ecopetrol has a stake in strategic basins in the American continent, with Drilling and Exploration operations in the United States (Permian basin and the Gulf of Mexico), Brazil, and, through ISA and its subsidiaries, Ecopetrol holds leading positions in the power transmission business in Brazil, Chile, Peru, and Bolivia, road concessions in Chile, and the telecommunications sector.

For more information, please contact:

Head of Capital Markets (a)

Lina María Contreras Mora

Email: investors@ecopetrol.com.co

Head of Corporate Communications

Marcela Ulloa

Email: marcela.ulloa@ecopetrol.com.co